UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*



BONNEVILLE PACIFIC CORPORATION
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

098904105
(CUSIP Number)

ARTHUR H. AMRON
WEXFORD MANAGEMENT LLC
411 West Putnam Avenue
Greenwich, CT  06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 11, 1997
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the
statement.     (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












































SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Special Situations 1996, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)   []

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               505,375

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               505,375

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     505,375 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.4%

14   TYPE OF REPORTING PERSON*
     PN

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Special Situations 1996 Institutional, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               90,914

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               90,914

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     90,914 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .8%

14   TYPE OF REPORTING PERSON*
     PN

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Special Situations 1996 Limited
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                      [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               24,396

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               24,396

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,396 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .2%

14   TYPE OF REPORTING PERSON*
     CO

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford-Euris Special Situations 1996, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               131,815

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               131,815

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     131,815 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1%

14   TYPE OF REPORTING PERSON*
     PN

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Management LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                 [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               752,500

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               752,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     752,500 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

14   TYPE OF REPORTING PERSON*
     OO

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Advisors, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                      [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               620,685

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               620,685

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     620,685 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%

14   TYPE OF REPORTING PERSON*
     OO

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Euris Advisors, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               131,815

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               131,815

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     131,815 see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1%

14   TYPE OF REPORTING PERSON*
     OO

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Charles E. Davidson
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               752,500

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               752,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     752,500 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

14   TYPE OF REPORTING PERSON*
     IN

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Joseph M. Jacobs
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               752,500

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               752,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     752,500 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

14   TYPE OF REPORTING PERSON*
     IN

                         Schedule 13D


Item 1.   Security and Issuer.

          The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common
Stock"), of Bonneville Pacific Corporation ("Bonneville").
Bonneville is a Delaware corporation with principal executive offices at 50 West Broadway, Suite 600, Salt Lake City, Utah
84111.


Item 2.   Identity and Background.

          This statement is being filed by (i) Wexford Special Situations 1996, LP, a Delaware limited partnership, and Wexford Special Situations 1996 Institutional, LP, a Delaware limited partnership (collectively, the "Special Funds,"), (ii) Wexford Special Situations 1996 Limited, a Cayman Islands corporation ("Wexford Cayman"), (iii) Wexford-Euris Special Situations 1996, LP, a Delaware limited partnership (the "Euris Fund"), (iv) Wexford Management, LLC, a Connecticut limited liability company ("Wexford Management") and investment advisor to the Special Funds and the Euris Fund and investment subadvisor to Wexford Cayman, (v) Wexford Advisors, LLC, a Delaware limited liability company, the sole general partner of the Special Funds and the investment advisor to Wexford Cayman (the "Special General Partner"), (vi) Wexford Euris Advisors, LLC, a Delaware limited liability company and the sole general partner of the Euris Fund (the "Euris General Partner"), (vii) Charles E. Davidson and
(viii) Joseph M. Jacobs (the individuals and entities in (i) -
(viii)individually, a "Reporting Person" and collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.

          The Special Funds, Wexford Cayman and the Euris Fund, purchased in open-market transactions conducted on the dates set forth in item 3 hereof an aggregate of 752,500 shares of Common Stock. As a result of their purchases, the Special Funds, Wexford Cayman and the Euris Fund own beneficially (as of April 14, 1997) Common Stock constituting approximately 6.5% of the outstanding Common Stock (on the basis of 11,500,000 shares of Common Stock of Bonneville outstanding which, to the best of the Reporting Persons' knowledge, based upon publicly available information, is the number of shares outstanding as of the date of this statement).

          The Special Funds and the Euris Fund are Delaware private investment limited partnerships organized for the purpose of seeking capital appreciation and interest and dividend income through investments in companies, securities, other financial instruments, real estate and related derivative instruments and mortgages, and any and all other types of investments determined as appropriate by their respective general partners. Their principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830. The Special General Partner is the sole general partner of the Special Funds and the Euris General Partner is the sole general partner of the Euris Fund.

          The Special General Partner and the Euris General Partner are Delaware limited liability companies whose principal business and activity is to act as general partner of the Special Funds and the Euris Fund, respectively. In addition, the Special General Partner acts as the investment advisor to Wexford Cayman and in such capacity has full power and authority to (a) continuously supervise the investment program of Wexford Cayman and the composition of its investment portfolio; (b) have complete discretion to cause Wexford Cayman to purchase or sell any assets, enter into any other investment related transaction including lending securities, exercising control over a company and exercising voting or approval rights; and (c) take other actions incidental to the foregoing. Their principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830.

          Wexford Management, LLC is a Connecticut limited liability company that acts as the investment manager to the Special Funds and the Euris Fund and as sub-advisor to the Special General Partner in respect of Wexford Cayman's assets and investments and in such capacity has full power and authority to
(a) continuously supervise the investment programs of the Special Funds, the Euris Fund and Wexford Cayman and the composition of their investment portfolios; (b) have complete discretion to cause the Special Funds, the Euris Fund and Wexford Cayman to purchase or sell any asset, enter into any other investment related transaction, including lending securities, exercising control over a company, and exercising voting or approval rights; and (c) take other actions incidental to the foregoing. Its principal business and office address is 411 West Putnam Avenue, Greenwich, CT 06830.

          Wexford Cayman is a Cayman Islands corporation organized for the purpose of seeking capital appreciation and interest and dividend income through investments in companies, securities, other financial instruments, real estate and related derivative instruments and mortgages, and any and all other types of investments determined appropriate by Wexford Management and the Special General Partner. Its principal business and office address is c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, B.W.I.

          Charles E. Davidson is Chairman, director and a controlling member of the Special General Partner and the Euris General Parner. He also is Chairman and a controlling member of Wexford Management and a director and Vice President of Wexford Cayman. Mr. Davidson owns 48.05% of Wexford Management and 49% of each of the Special General Partner and the Euris General Partner. Mr. Davidson is also a director and the Chairman of the Board of Directors of Presidio Capital Corp. ("Presidio"), the post-bankruptcy successor to Integrated Resources, Inc. Mr. Davidson is also Chairman of DLB Oil and Gas, Inc., an oil exploration company and is Chairman of the Board and director of Resurgence Properties, Inc., a real estate management company ("Resurgence"). He is also a director of Technology Service Group, Inc., a company engaged in the design, development, manufacturing and sale of public communications products and services. He is also the managing partner of a number of private investment partnerships. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States of America.

          Joseph M. Jacobs is President and Secretary and a controlling member of the Special General Partner and the Euris General Partner. He also is President, managing member and a controlling member of Wexford Management and a director of Wexford Cayman. Mr. Jacobs owns 48.05% of Wexford Management and 49% of each of the Special General Partner and the Euris General Partner. Mr. Jacobs is also a director and the Chief Executive Officer and President of Presidio and a director and the Chief Executive Officer, President and Treasurer of Resurgence. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States of America.

          Arthur Amron is Vice President of the Special General Partner and the Euris General Partner. He also is Senior Vice President and General Counsel of Wexford Management. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States of America.

          Frank Goveia is a Vice President of the Special General Partner and the Euris General Partner. He is also Senior Vice President and Chief Operating Officer of Wexford Management. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States.

          Robert Holtz is Vice President and a member of the Special General Partner and the Euris General Partner. He is also Senior Vice President and Assistant Corporate Secretary of Wexford Management. Mr. Holtz is also a Vice President and Secretary of Presidio and a Vice President and Assistant Secretary of Resurgence. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830. He is a citizen of the United States of America.

          Jay Maymudes is Vice President and Treasurer of the Special General Partner and Vice President of the Euris General Partner. He is also Chief Financial Officer, Treasurer, and Senior Vice President of Wexford Management. Mr. Maymudes is also a Vice President, Treasurer and Chief Financial Officer of Presidio and the Chief Financial Officer, Secretary and a Vice President of Resurgence. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830. He is a citizen of the United States.

          Steve Suss is a Vice President of the Special General
Partner and a Vice President of Wexford Management. His principal business and office address is c/o Wexford Management
LLC, 411 West Putnam Avenue Greenwich, CT 06830.

          Wexford Cayman has entered into an administration agreement with Hemisphere Fund Managers Limited, a Cayman Island company (the "Administrator"), pursuant to which the Administrator performs accounting and day-to-day administrative duties with respect to Wexford Cayman. The Administrator administers the business and property of Wexford Cayman under the supervision and direction of its Board of Directors, and arranges for other administration services as Wexford Cayman may require from time to time.

          Christopher Wetherhill is a director and President of Wexford Cayman. He also is the President and Chief Executive Officer of MRM Financial Services Ltd., which is the parent company of Hemisphere Management Limited, MRM Securities Ltd. His principal business and office address is Hemisphere House, 9 Church Street, Hamilton, Bermuda. He is a citizen of Great Britain.

          Patralea Robinson is a director of Wexford Cayman. She also is Vice President, Operations of the Administrator. Her principal business and office address is Hemisphere House, 9 Church Street, Hamilton, Bermuda. She is a citizen of Bermuda.

          Thomas S. Healy is a director and Treasurer of Wexford Cayman. He also is Director of Operations, Hemisphere Management Limited. His principal business and office address is Hemisphere House, 9 Church Street, Hamilton Bermuda. He is a citizen of Ireland.

          Stuart Drake is a director of Wexford Cayman. He also is Vice President, Fund Administration of Hemisphere Management Limited. His principal business and office address is Hemisphere House, 9 Church Street, Hamilton Bermuda. He is a citizen of Great Britain.

          Madeline Reape is Secretary of Wexford Cayman. She also is Administrative Assistant to the President and Chief Executive Officer of MRM Financial Services Ltd. Her principal business and office address is Hemisphere House, 9 Church Street, Hamilton Bermuda. She is a citizen of Bermuda.

          None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, Arthur Amron, Robert Holtz, Jay Maymudes, Steve Suss or Frank Goveia, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.












































Item 3.   Source and Amount of Funds or Other Consideration.

          Prior to January 15, 1997, none of the Reporting
Persons beneficially owned any shares of Common Stock.

          The Special Funds, Wexford Cayman and the Euris Fund purchased the following numbers of shares of Common Stock on the dates and at the prices set forth below:





                                        Date of
                              Shares    Purchase     Cost

Wexford Special Situations    16,770    15-Jan-97 $ 13,650.63
  1996, LP                    16,835    17-Jan-97 $ 13,703.44
                              16,820    27-Jan-97 $ 13,649.20
                              33,545    05-Feb-97 $ 26,861.00
                              30,190    06-Feb-97 $ 24,177.00
                              33,640    11-Feb-97 $ 25,255.00
                              10,073    24-Feb-97 $  7,264.97
                              41,969    19-Mar-97 $ 24,944.09
                              33,575    19-Mar-97 $ 22,060.27
                              67,150    20-Mar-97 $ 41,993.75
                               6,715    02-Apr-97 $  4,431.72
                             161,160    11-Apr-97 $144,263.20
                               3,358    14-Apr-97 $  3,383.00
                              33,575    14-Apr-97 $ 38,468.38

     Total                   505,375              $404,105.65

                                        Date of
                              Shares    Purchase     Cost

Wexford Special Situations
  1996 Institutional, LP      3,105     15-Jan-97 $ 2,547.81
                              2,918     17-Jan-97 $ 2,395.88
                              3,030     27-Jan-97 $ 2,479.30
                              6,045     05-Feb-97 $ 4,861.00
                              5,440     06-Feb-97 $ 4,377.00
                              6,050     11-Feb-97 $ 4,562.00
                              1,812     24-Feb-97 $ 1,327.38
                              7,550     19-Mar-97 $ 4,507.81
                              6,040     19-Mar-97 $ 3,989.05
                             12,080     20-Mar-97 $ 7,575.00
                              1,208     02-Apr-97 $   817.75
                             28,992     11-Apr-97 $25,972.84
                                604     14-Apr-97 $   629.00
                              6,040     14-Apr-97 $ 6,940.80

     Total                   90,914               $72,983.12

                                        Date of
                              Shares    Purchase     Cost
Wexford Special Situations
  1996 Limited                  800     15-Jan-97 $   675.00
                                831     17-Jan-97 $   700.19
                                790     27-Jan-97 $   664.90
                              1,625     05-Feb-97 $ 1,325.00
                              1,463     06-Feb-97 $ 1,195.40
                              1,580     11-Feb-97 $ 1,210.00
                                488     24-Feb-97 $   375.75
                              2,031     19-Mar-97 $ 1,230.91
                              1,625     19-Mar-97 $ 1,091.41
                              3,250     20-Mar-97 $ 2,056.25
                                325     02-Apr-97 $   238.28
                              7,800     11-Apr-97 $ 7,006.00
                                163     14-Apr-97 $   188.00
                              1,625     14-Apr-97 $ 1,885.63

     Total                   24,396               $19,842.72





                                        Date of
                              Shares    Purchase     Cost
Wexford-Euris Special
  Situations 1996, LP         4,325     15-Jan-97 $  3,539.06
                              4,416     17-Jan-97 $  3,613.00
                              4,360     27-Jan-97 $  3,556.60
                              8,785     05-Feb-97 $  7,053.00
                              7,907     06-Feb-97 $  6,350.60
                              8,730     11-Feb-97 $  6,572.50
                              2,627     24-Feb-97 $  1,913.16
                             10,950     19-Mar-97 $  6,526.56
                              8,760     19-Mar-97 $  5,773.75
                             17,520     20-Mar-97 $ 10,975.00
                              1,752     02-Apr-97 $  1,174.75
                             42,048     11-Apr-97 $ 37,657.96
                                875     14-Apr-97 $    900.00
                              8,760     14-Apr-97 $ 10,055.20

     Total                  131,815               $105,661.14


Number of Shares            752,500

Average Cost Per Share for
  Total Number of Shares      $0.80078

The average cost for each share of Common Stock was $0.80078 for an aggregate purchase price of $602,592 for the 752,500 shares purchased by the Special Funds, the Euris Fund and Wexford Cayman. From time to time in the ordinary course of their business, the Special Funds, the Euris Fund, and Wexford Cayman call capital from their partners and owners to fund working capital needs and to make investments. The funds for the purchase of such shares were obtained from such sources.


Item 4.   Purpose of Transaction.

          The shares of Common Stock acquired by the Special Funds, the Euris Fund and Wexford Cayman may be disposed of at any time or from time to time, in whole or in part. In addition, the Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock.

          The Reporting Persons are considering entering into discussions with Bonneville, along with other potentially interested parties, concerning a possible corporate transaction involving Bonneville or any of its subsidiaries, including without limitation a merger, bankruptcy plan of reorganization, recapitalization or other restructuring transaction that could relate to or result in any of the matters referred to in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D. In that connection, the Reporting Persons, together with certain other shareholders of Bonneville have sought to form an equity committee to represent their interests in the pending bankruptcy proceedings of Bonneville.


Item 5.   Interest in Securities of the Issuer.

          Prior to January 15, 1997, none of the Reporting
Persons beneficially owned any shares of Common Stock.

          As a result of their acquisitions of Common Stock, the Special Funds, the Euris Fund and Wexford Cayman own beneficially an aggregate of 6.5% of the outstanding shares of Common Stock (on the basis of 11,500,000 shares of Common Stock of Bonneville outstanding which, to the best of the Reporting Persons' knowledge, based upon publicly available information, is the number of shares outstanding as of the date of this statement). Set forth below is a summary for each of the Reporting Persons of their beneficial ownership of the Common Stock:


     A.   Wexford Special Situations 1996, LP

          (a) Aggregate number of shares of Common Stock beneficially owned: 505,375
                    Percentage:  4.4%.  The percentages used in
                    this item 5 are calculated based upon the
                    shares of Common Stock believed by the
                    Reporting Persons to be issued and
                    outstanding as of the date of this statement
                    based upon publicly available information.
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    505,375
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  505,375
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     B.   Wexford Special Situations 1996 Institutional, LP

          (a) Aggregate number of shares of Common Stock beneficially owned: 90,914
                    Percentage:  .8%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    90,914
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  90,914
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     C.   Wexford Special Situations 1996 Limited

          (a) Aggregate number of shares of Common Stock beneficially owned: 24,396
                    Percentage:  .2%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    24,396
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  24,396
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock
          (e)  Not applicable.

     D.   Wexford-Euris Special Situations 1996, LP

          (a) Aggregate number of shares of Common Stock beneficially owned: 131,815
                    Percentage:  1.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    131,815
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  131,815
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     E.   Wexford Advisors LLC

          (a) Aggregate number of shares of Common Stock beneficially owned: 620,685
                    Percentage:  5.4%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    620,685
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  620,685
          (c) Other than as reported in Item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     F.   Wexford-Euris Advisors, LLC

          (a) Aggregate number of shares of Common Stock beneficially owned: 131,815
                    Percentage:  1.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    131,815
               3.   Sole power to dispose or to direct the
               disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  131,815
          (c) Other than as reported in Item 3 above, there were no transactions by the Reporting Persons during the past sixty days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     G.   Wexford Management, LLC

          (a) Aggregate number of shares of Common Stock beneficially owned: 752,500
                    Percentage:  6.5%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    752,500
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  752,500
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     H.   Charles E. Davidson

          (a) Aggregate number of shares of Common Stock beneficially owned: 752,500
                    Percentage:  6.5%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    752,500
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  752,500
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     I.   Joseph M. Jacobs

          (a) Aggregate number of shares of Common Stock beneficially owned: 752,500
                    Percentage:  6.5%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    752,500
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  752,500
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.


          The Special General Partner may, by reason of its status as the sole general partner of the Special Funds, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which the Special Funds possess beneficial ownership.

          Wexford Management may, by reason of its status as investment manager to the Special Funds and the Euris Fund and as sub-advisor to the Special General Partner on behalf of Wexford Cayman, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which the Special Funds, the Euris Fund and Wexford Cayman possess beneficial ownership.

          The Special General Partner may, by reason of its status as the investment advisor to Wexford Cayman, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which Wexford Cayman possesses beneficial ownership.

          The Euris General Partner may, by reason of its status as the sole general partner of the Euris Fund, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which the Euris Fund possesses beneficial ownership.

          Charles E. Davidson may, by reason of his status as a control person of the Special General Partner, the Euris General Partner and Wexford Management, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which the Special Funds, the Euris Fund and Wexford Cayman possess beneficial ownership.

          Joseph M. Jacobs may, by reason of his status as a control person of the Special General Partner, the Euris General Partner and Wexford Management, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which the Special Funds, the Euris Fund and Wexford Cayman possess beneficial ownership.

          (b)  (i)  Charles E. Davidson, Joseph M. Jacobs,
Wexford Management and the Special General Partner share the power to vote and to dispose of the shares of Common Stock beneficially owned directly by the Special Funds;

               (ii)  Charles E. Davidson, Joseph M. Jacobs,
Wexford Management and the Euris General Partner share the power to vote and to dispose of the shares of Common Stock beneficially owned directly by the Euris Fund; and

               (iii)  The Special General Partner shares with
Wexford Management and Wexford Cayman the power to vote and to dispose of the shares of Common Stock beneficially owned directly by Wexford Cayman.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          None.  See Items 2, 4 and 5 hereof.


Item 7.   Material to be Filed as Exhibits.

          1.   Exhibit I -    Agreement pursuant to Rule 13d-
                              (f)(1)(iii), filed herewith

          2.   Exhibit II -   Power of Attorney of Joseph M.
               Jacobs, filed herewith



















Signature

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April  21, 1997

                         WEXFORD SPECIAL SITUATIONS 1996, LP
                         By: Wexford Advisors, LLC,
                         its general partner


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President



                         WEXFORD SPECIAL SITUATIONS
                           1996 INSTITUTIONAL, LP
                         By:  Wexford Advisors, LLC,
                              its general partner


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President



                         WEXFORD-EURIS SPECIAL SITUATIONS
                           1996, LP
                         By:  Wexford-Euris Advisors, LLC,
                              its general partner


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President



                         WEXFORD SPECIAL SITUATIONS
                           1996 LIMITED
                         By:  Wexford Advisors, LLC

                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President



                         WEXFORD MANAGEMENT, LLC


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Senior Vice President



                         WEXFORD ADVISORS, LLC


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President


                         WEXFORD EURIS ADVISORS, LLC


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President




                         /s/ Charles E. Davidson
                         Charles E. Davidson


                         /s/Joseph M. Jacobs*
                         Joseph M. Jacobs
                         *By Power of Attorney




















                         EXHIBIT INDEX


     1.   Exhibit I -    Agreement pursuant to Rule 13d-
                         1(f)(1)(iii), filed herewith

     2.   Exhibit II -   Power of Attorney of Joseph M. Jacobs
                         filed herewith














































                              EXHIBIT I



     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

                         WEXFORD SPECIAL SITUATIONS 1996, LP
                         By:  Wexford Advisors, LLC,
                              its general partner


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President



                         WEXFORD SPECIAL SITUATIONS
                           1996 INSTITUTIONAL, LP
                         By:  Wexford Advisors, LLC,
                         its general partner


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President



                         WEXFORD-EURIS SPECIAL SITUATIONS
                           1996, LP
                         By:  Wexford-Euris Advisors, LLC,
                              its general partner


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President



                         WEXFORD SPECIAL SITUATIONS
                           1996 LIMITED
                         By:  Wexford Advisors, LLC


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President
                         WEXFORD MANAGEMENT, LLC


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Senior Vice President




                         WEXFORD ADVISORS, LLC


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President



                         WEXFORD EURIS ADVISORS, LLC


                              By: /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title:  Vice President




                         /s/ Charles E. Davidson
                         Charles E. Davidson


                         /s/ Joseph M. Jacobs*
                         Joseph M. Jacobs
                         *By Power of Attorney


















                         EXHIBIT II


                    POWER OF ATTORNEY


          The undersigned, Joseph M. Jacobs, hereby

irrevocably constitutes and appoints Arthur H. Amron, whose

address is c/o Wexford Management LLC, 411 West Putnam Avenue,

Greenwich, CT 06830, as my true and lawful attorney, with full power and authority, in my name, place and stead, as fully as could I if personally present and acting:

          (a) to act on my behalf with respect to all

matters relating to any Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of

Bonneville Pacific Corporation; and

          (b) generally to execute, deliver and file all

certificates, documents and filings, and to do all things and to take or forego any action which he may deem necessary or

desirable in connection with or to effectuate the foregoing.


          IN WITNESS WHEREOF, the undersigned has executed

this Power of Attorney this 21 day of April, 1997.



                         /s/ Joseph M. Jacobs
                         Joseph M. Jacobs